

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 2, 2006

C. Keith Swaney
President, Chief Operating Officer and Treasurer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **Re: PVF Capital Corp**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **File No. 0-24948**

Dear Mr. Swaney:

We have reviewed your response dated April 12, 2006 to our comment letter dated April 4, 2006. We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joyce Sweeney
Accounting Branch Chief